P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

23 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

BOARD ANNOUNCEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

P&O

82-2083

Press Release

22 September 2002

BOARD ANNOUNCEMENT

P&O announces that its Group Finance Director, Joanne Curin, plans to step down from the Board later this year. Ms Curin joined the Group on secondment from P&O Australia in 2000. Following the recent progress in the Group's strategic development, including the expansion and reorganisation of Ports and consolidation of Ferries, she feels it is timely to start looking for a new career opportunity.

Commenting on the announcement, P&O Chairman Lord Sterling said, "The company has benefited considerably from Jo's energy and enthusiasm. She will leave behind a more consolidated Group and a strong finance team. We wish her well for her future career."

The date when Ms Curin will step down has yet to be decided. She will continue in her present role until a replacement is found later this year.

(ends)

Further Information: Peter Smith, Director, Communications and Strategy
020 7930 4343

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73